EXHIBIT 99.2

Seacoast Banking Corporation of Florida

First Quarter Earnings Conference Call

April 20, 2005

9:00 a.m. ET

Host: Dennis S. Hudson, III

Operator:

Please note that this conference is being recorded. I would now like to turn the call over to Mr. Dennis Hudson. Mr. Hudson, you may begin.

Dennis Hudson:

Thank you very much and welcome to Seacoast’s First Quarter 2005 Earnings conference call. Before we begin, I would like to direct your attention to the statement contained at the end of our press release regarding forward-looking statements.

During this call we may be discussing certain issues that constitute forward-looking statements within the meaning of the Securities and Exchange Act. Accordingly, our comments are intended to be covered within the meaning of that Act. We have posted a few slides on our website that we are going to refer to in a few of our comments. I would invite all of you to feel free to visit our website, seacoastbanking.net, and click on “presentations” to view this as we continue with our comments. With me today are Bill Hahl, our chief financial officer and Doug Gilbert, our chief operating officer and president of our banking subsidiary. We will be able to answer questions following our prepared remarks.

This quarter we are reporting earnings on a cash-operating basis which exclude non-cash profit and losses on our interest rate swaps that do not qualify for hedge accounting as we discussed last quarter. We are doing this to better demonstrate our company’s operating trends. Most of our comments will therefore be based on this non-GAAP measure of operating performance. You should refer to our press release for a reconciliation of these non-GAAP measures.

Earnings for the first quarter were very strong and continued growth in all aspects of our business was evident. We are pleased to report that earnings for the quarter on a cash operating basis were $4.2 million or $0.27 per share diluted. This represents a 16% increase over the prior year and almost 6% growth over the final quarter of 2004. Earnings on a GAAP basis were $0.25 for the quarter and were flat when compared to the prior year. Our earnings growth comes in spite of continued growth in overhead related to our expansion into Palm Beach County to the south and the Melbourne/Brevard County area to the north. We are pleased with the results produced by this expansion and are confident that our expansion activities together with our strong presence in the Treasure Coast region is providing us with a balance of both growth and profitability that will help us achieve our goal to increase shareholder value over the long term. As most of you know, we have operated for many years in our Treasure Coast markets with significant market share and growing market share in these newly-discovered markets is beginning to help build value significantly. These markets have continued to benefit from the growth and population in Florida in general and, in particular, a migration from other more densely-populated areas further south. As a result, our Treasure Coast markets continue to perform very well. Demand for real estate continues to support a strong increase in housing starts and general business growth remains very strong.

We also continue to feel the impact of the two hurricanes that hit the Treasure Coast late last year—both in loan growth related to repair efforts, related strong business deposit growth and strong consumer deposit growth resulting from insurance proceeds and other assistance. We continue to believe that this effect will be present for a good part of this year.

This coming quarter we will be closing on the Century National Bank acquisition announced last year. This will further improve upon our already strong footprint and will give us exposure to medium and small sized businesses operating in the Central Florida region. Mike Sheffey and his team of professionals at Century have carefully built a relationship-driven bank with over $300 million in assets—a particularly valuable profile given the current outlook for possible rate increases this year. Moreover, the potential for continued growth in the Orlando market is exciting. We look forward to combining our resources with those of Century and creating even greater value in the years ahead.

I am now going to turn the call over to Bill Hahl, our chief financial officer, who will further report on results for the quarter. Following Bill’s comments we would be glad to take some of your questions.

Bill Hahl:

Thank you, Denny, and good morning everyone. As Denny mentioned, I will be referring to our slides that we posted on our website, and would like to begin on slide 3 of those slides. As Denny mentioned, our earnings have increased due to strong results throughout our lines of business, stable credit costs, a stable overhead ratio and overall balance sheet growth, and we are now at $1.7 billion in total assets. Revenue growth was up 17.8% this quarter with an increase of $20.4 million compared to the prior quarter of last year. In addition, net interest income was up $2.8 million over the quarter a year ago. Again, this is very good revenue growth overall. The growth in net interest income has been driven by both balance sheet growth, as Denny mentioned, as well as our loan growth over the year. This also included improvements in our margin which was up to 3.9% versus 3.84% a year ago. The margin was impacted by the better growth in deposits as well as the low cost funding that we were able to maintain.

Referring to page 4, you can see our progression of net interest income growth since loan growth began in late 2003. Since then we have grown loans over the period by about 32.5%. They were up $78.5 million in the first quarter and $238 million over the last 12 months.

Moving on to slide 6, you can see the loan growth that I talked about.

Slide 7 shows our commercial lending originations that remained very strong during the last 12 months. In particular, this quarter was our second best quarter in the history of the company with originations of $108 million. Also impacting loan growth this quarter and over the last 12 months has been better consumer lending, which was up 14% over the last 12 months. In particular, we have also booked some of our marine production and that has helped our growth in consumer balances over the last 12 months. I want to emphasize though that Seacoast Marine Finance is still primarily a fee-based business. You can see on slide 9 their production, which we expect to be about $196 million for the entire year with about $10 million of it being retained and booked into the consumer portfolio.  Seacoast Marine fees are up 16.3% in the first quarter over the fourth quarter. As Denny had mentioned, the hurricanes have impacted our markets, and Seacoast Marine was impacted in the fourth quarter as well, but improved nicely in the first quarter of this year.

Likewise on slide 10, residential applications improved to $60 million for the quarter, up from $42 million in the fourth quarter and which was impacted by the hurricanes. We are beginning to see nice growth beginning to occur in our new markets. As Denny mentioned, Palm Beach and Brevard and in particular, Palm Beach, are beginning to see more loan originations occur down in that market, as we added and opened two additional branches in the first part of this year.  Hence, we think that residential applications and the fees from this line of business will continue to increase throughout 2005.  Then as we expand and continue our expansion north into Brevard County, we will begin to see some increases in mortgage originations in that market as well.

Moving on to slide 11, we have had very good deposit growth over the past 12 months.  As Denny mentioned, some of that is the result of insurance proceeds and other relief that our customers experienced over the period since September when the hurricanes hit.  We have had very favorable growth in noninterest-bearing deposits over the last 12 months which increased $107 million or 41.3%. On slide 12 you can see the impact that this had on our mix of deposits, increasing noninterest-bearing deposits to 25% of total deposits, up from 22% in the first quarter of last year.  In addition, low-cost savings deposits increased to a total of $731 million and were up $190 million or 35% for the year.

Now I would like to comment on our overhead ratio and noninterest expenses which were a total of $13.3 million and 15.5% higher than a year ago. The overhead ratio has remained at approximately 65% for the last four quarters and was in line with our expectations during this period of expansion.  Expense control is important and we believe and expect that a lower overhead ratio, in the low 60s, will begin to occur in 2006.

We mentioned before that cash operating earnings grew nicely for the quarter and were actually up 17.4% on an earnings per share basis over the first quarter a year ago. This is consistent with our prior communications and we expect and our objective is to produce similar results for the remainder of 2005.

A successful integration of Century will provide opportunities for future earnings growth and I will remind everyone that we believe that the Century acquisition would be neutral to slightly accretive to earnings in 2005 without any cost-outs. Century’s first quarter results indicate their earnings are on target to hit the forecast that we used in our earnings accretion analysis.  I will now turn it back over to Denny.

Dennis Hudson:

Thank you, Bill for those comments. Again, we feel that we have had a great quarter and would like to pause now and take a few questions if we could.

Operator:

Thank you and we will now begin the question and answer session. If you have a question, please press star then one on your touch-tone phone. If you wish to be removed from the queue, please press the pound sign or the hash key. If you are using a speaker phone, you may need to pick up the handset first before pressing the numbers. Once again, if there are any questions, please press star then the number one on your touch-tone phone. The first question is from William Morrison from J&P Securities. Please go ahead. One moment. We will move on to the next question. The next question is from Bill McCrystal from McConnell Budd. Please go ahead.

Bill McCrystal:

Good morning, Denny and Bill. This is sort of a general question but I wonder if you could just comment.  I have lost track of the number of companies that have said that they want to move into the Florida market and obviously those that have done so recently. Could you just give a little color on the competitive market and whether it is getting irrational and just basically describe the pricing competition on both the deposit and loan side?

Dennis Hudson:

I will make a few comments and maybe Doug can weigh in as well. There is no doubt that we live in a very desirable market area; desirable because we are in Florida and also desirable because we are in some of the higher growth and better demographic markets in the state. You are right in that we have lots and lots of competition. I would remind you all that the competition remains very…. While there are a number of competitors, it remains very concentrated with a handful of very large banks with statewide presence.  I would not say that things have gotten completely out of hand and irrational but they certain remain very strongly competitive, and we basically stick to what we feel is appropriate in terms of pricing and let the chips fall.  In our legacy markets where we have operated the longest, I would remind you that we have a very strong presence in those markets in terms of offices and in terms of market share. We actually believe that at many times we are able to lead the market in terms of pricing, but it is a very competitive market. Doug, are there any comments that you have in terms of the competitive landscape?

Doug Gilbert:

Well, as you said, there is no lack of banks in our markets in Florida and as you said, everyone continues to go forward with some sort of operation here. Because of our dominant market share, and especially in our legacy market in Martin County, we are able to more or less set the price, but it is not that we do not get any heated competition, because we certainly do. But we have managed to hold our own and expect this competitive level to remain as it is or even grow stronger.

Dennis Hudson:

I will also point out that we execute a very unique strategy throughout our markets and it is interesting. It is a strategy that is very, very similar to a strategy that Century National Bank in Orlando has executed for many years, and that is really just to focus on tremendously good service and not be the highest priced deposit provider in the market, but be competitively priced. All I can tell you is that it works and we continue to grow and benefit from that.  Does that answer your question?

Bill McCrystal:

Yeah, I just wanted to get your thoughts on it. I guess another issue would be that I know Florida is unique in the housing market. Obviously yesterday’s numbers on housing starts were a little sobering, so maybe you could comment a little bit about the pricing on the housing market and also maybe comment on the fact that a lot of people are talking about a bubble market in real estate.

Dennis Hudson:

Yeah, we talk about that all the time here and all I can tell you is that in these markets, as of right now, things continue to be very, very strong on the demand side and we do not see problems at the moment with inventory levels, so that leads us to conclude that the market continues to be strong.  No doubt we are in a very heated environment in housing and have been.  It would not surprise me if things slowed a little bit because we are operating at very high levels. Comments, Doug?

Doug Gilbert:

Well, from where we sit today there is still more demand than there is supply in the Treasure Coast so it continues to be a very strong market. What we suspect will happen is that it will have to wane somewhat. We do not think that there is a danger of a bubble, but there certainly is going to be a slowdown in the appreciation in the market. However, because of the demographics of this area, the climate and so on, everyone wants to come here, and it is hard to keep them away.

Bill McCrystal:

Okay, thank you very much.

Operator:

The next question is from David Honold from KBW. Please go ahead.

David Honold:

Good morning. My first question is sort of a housekeeping one. Could you tell me what FTE net interest income was for the quarter because I could not find it? Do you have that, Bill?

Bill Hahl:

Fully taxable equivalent net interest income, it was $15,277,000.

David Honold:

Great and then just as a follow-up, I think that in the release you mentioned the potential for further margin improvement. Could you just give us an update on the sensitivity of the balance sheet to rising interest rates?

Bill Hahl:

Really over the last couple of quarters we have repositioned the balance sheet considerably, some of it driven by the exceptional loan growth that we have had.  The loans that we have put on have been primarily prime-based plus a margin. In addition, the excess deposit growth that we have had over the past couple of quarters we have put into floating rate product, and that is why we saw the margin actually decline a little bit in the fourth quarter before it has now begun to improve. We think that the key metric going forward is going to be reinvesting funds out of the investment portfolio into the loan portfolio. The investment portfolio is quite short and a sizable part of it is floating rate now and is earning about 3.5%.  Hence, we see at least a 2.5% pick-up as we move from investments into the loans, and so it looks pretty good.  On the cost side, it has been a competitive market for CDs in our markets, but not so much in the area of the core deposits where we have been having most of our growth and success. As Denny mentioned, our key strategy is one of relationships, and as long as we price our deposit products in a competitive manner, it seems that with our coverage in these markets, the customers prefer that over shopping around.

Dennis Hudson:

No doubt though that we miss the rate shoppers that are out there, and I think companies that are more focused in that area are likely to have a more difficult time with this period that we are going through.

David Honold:

Great and thanks very much.

Operator:

The next question is from Brett Villaume from FIG Partners. Please go ahead.

Brett Villaume:

Good morning, fellas. I just wanted to ask you…. One of my questions already got answered but I want to ask this. You said that you thought the deposit inflows on the balance sheet influence from the hurricanes is going to continue.  If it is able to be gauged, to what extent do you think that is going to be going forward and continue in 2005?

Dennis Hudson:

Well, I will just give a general comment. We are featuring the hurricane impact because we think that is a risk that we have here as we go forward in the next year.  But I have got to tell you that a lot of our deposit growth right now is focused in the business and commercial area as a result of the many activities that we have been talking about over the last year or two to improve our mix of loans. Our de novo expansion into some of these new markets is producing very high levels of commercial growth.  A lot of the commercial growth is coming from the tremendous market that we find here and with title companies and others that are involved in a lot of the growth in housing that is occurring throughout our market. It is probably an unfair statement to get too excited about the hurricane growth, because a lot of it is coming from other areas and other activities that we have. As a result, it is making it very hard for us to judge how impactful the hurricane really was because we had these other factors contributing so strongly to our deposit growth. I guess that our overall conclusion is that we have maybe $100 million to $150 million of proceeds that may be due to the hurricanes and that might begin to decline as we hit the end of the year. That is a very speculative number and it could easily be a smaller number than that.  We are just going to have let time deliver what that number really is, but it is now very apparent to us that these deposits are likely going to stick around longer than we anticipated and which we said in the last quarter. We are thinking that you will not start seeing those deposits decline until we begin to approach the end of the year.

Brett Villaume:

Very good answer and thank you.

Operator:

The next question is from Gary Tenner from SunTrust Robinson-Humphrey.  Please go ahead.

Gary Tenner:

Thanks and good morning. I have a question with regard to Brevard County.  As you get closer to the end of the Palm Beach branch expansion for the rest of this year, I just wonder if you could give some color on what growth you would need in Brevard County in terms of loans on the books, etc. to start considering or start planning a branch expansion north?

Dennis Hudson:

Doug, do you want to answer that?

Doug Gilbert:

We already have planned for branch expansion in that market, which will probably not affect us until 2006.  We are very close to signing contracts on two branch sites and will start construction on these two branch sites up there later in the year.  I think that we reported last quarter that in the eight months that our guys were in Brevard County in 2004, they did $21 million in loans.  In the first quarter of 2005, we have produced approximately $25-30 million, most of which has not funded yet.  We will probably have those two branches opened by the first or second quarter of 2006 and will continue to look for other branch opportunities up there.

Gary Tenner:

Even with those two branches in early 2006, you expect the efficiency ratio to decline down to the low 60s?

Bill Hahl:

Yes, and probably even more toward the end of 2006 as we continue to see earnings expansion not only from the Century acquisition but the continued growth in loans that we are experiencing. As I mentioned, the key metric there will be continued loan growth and converting investments into higher yielding loans.  We think that will allow the efficiency ratio to drop.  Century also has a very good efficiency ratio, so we are going to see a little bit of a pick-up just in that acquisition.

Doug Gilbert:

And I think that we will start seeing pick-up from the two Palm Beach offices that we just opened in the last month or so, and that will help us down the road as we get some return on that investment.

Dennis Hudson:

Again, I would point out that we are now suffering through, in a sense, a full year’s impact on a lot of the expansion that we have done in Palm Beach County, and that was a more aggressive build-out than we are describing in Brevard County. I would also point out that, with the Century acquisition, the base becomes larger and adding the two branches in 2006 is less impactful than it would have been a year earlier; so things are coming together very nicely.

Gary Tenner:

And if I may, a follow-up question on the Marine Finance business.  I guess that production was essentially in line with the year ago quarter. I might be mistaken but I had a sense that on your last conference call you were a little more optimistic with regard to the first quarter this year as some folks got back into buying boats with some boat shows occurring in the first quarter. Is there any significant increase in perhaps the amount of loan applications that have not been processed yet or did I misread the situation last quarter?

Doug Gilbert:

I think that our pipeline remains relatively stable. The marine business is very cyclical and is really based around the boat shows that occur throughout Florida and the rest of the country—this is when you do most of your volume. As Bill said earlier, we think that we are going to do about $191 million this year. That is our target and is what we think that we are going to do. It is a very tough business, but it is a good business for us, and one which we have been in full-fledged now for five years and have made a profit each year. As such, we are still optimistic about what we are able to do with it.

Gary Tenner:

All right, thank you.

Operator:

The next question is from Barry McCarver from Stephens. Please go ahead.

Barry McCarver:

Good morning guys, and great quarter. I have just a couple of questions that are kind of taken off some previous questions. Again, with regard to deposits, I notice that you have in the press release that the cost of interest-bearing deposits came up just a few basis points—I think to about 1.44%.  Looking back, you definitely have got a little bit of insurance money, probably in low-cost products.  Taking those out potentially over the course of the year, what do you think deposit costs may look like in the next couple of quarters?

Bill Hahl:

Well, it really depends a lot on how we push up those core rates. Most of the increase is actually due to response to the Fed increases. We are certainly lagging and not going up immediately on those, but there are pressures on certain products that have really caused that rate to go up a little bit.  I think that you are probably correct in that a lot of the hurricane money is just sitting in the lower cost quadrant right now. Again, as Denny has mentioned, we really have not looked at it too far out because we think that these funds are going to stick around throughout most of 2005. Therefore, I do not think that the impact is going to be very significant this year. We actually have not seen a decline in deposits. There was a flattening (maybe) in March, but in early April growth in deposits picked back up.  Just anecdotally, listening to people, some people are still just getting their insurance proceeds. In addition, there are many people that have gotten their insurance proceeds but they cannot get anybody for a year or more to have any repairs done.  So we think that the funds are going to stick around for a while and then some of that is going to be offset by growth.

As Doug and Denny have mentioned, due to the expansion in Palm Beach and the opening of the two additional branches down there, we believe we are going to have continued deposit growth offsetting any outflow from hurricanes. Overall we are not looking for a lot of increase in core rates going forward, but certainly as the Fed continues their measured pace, we will need to move some of our products’ rates up and that will put some upward pressure on core rates.

Barry McCarver:

And secondly, going back to the question that you guys had before on the potential housing bubble. Looking at the markets in South Florida, to me it looks like if there is anything that is going to slip on a supply and demand side it is probably going to happen first in high rise condos.  I think that is probably a little bit south of your footprint and so my question is:  Does that make sense, and then secondly, do you have any exposure to the condo development?

Doug Gilbert:

We have very little exposure to the condo development.

Dennis Hudson:

And I guess that we would have to say that you could be right and that would be the one area that we would keep a close eye on. However, we continue to see lots of positive news coming out of the sales trailers even for the high rises. However, you are right in that there is a fair amount of inventory getting ready to hit the market—although much of it is already sold.  However, as Doug said, we have very little exposure to condos, in general.

Barry McCarver:

Just lastly a housekeeping question. Bill, can you tell us what the investment portfolio was cash-flowing on a monthly or quarterly basis?

Bill Hahl:

On a monthly basis it was around $12 to $15 million.

Barry McCarver:

Great.  Thanks, guys.

Operator:

As a reminder, if you would like to ask a question please press star and then the number one on your touch-tone phone. The next question is from Peyton Green from FTN Midwest. Please go ahead.

Peyton Green:

Yes, Good morning. Just a small one: What did you record in the quarter from an intangibles perspective?

Bill Hahl:

We had a branch acquisition up in Vero Beach and so it was just a small amount of core deposit intangibles.

Peyton Green:

Okay, I just forgot about that. Then in terms of where you think the Fed is and how you are managing the interest rate risk going forward, do you think that they are in the back half of the tightening? What do you think the risk is if they do not tighten any more or if they go further than what conventional wisdom would suggest? What do you think the offsets are that are in your balance sheet today compared to years past?

Bill Hahl:

Well, I think that a lot of it is continued loan growth as we talked about, and that certainly is repricing because it is prime-based plus. On the investment side, as we pointed out, we are getting $12 to $15 million a month liquidating out of the investment portfolio and repricing some of that as we go forward. We think that we are in pretty good shape should the Fed continue to push on with regard to their measured pace.  With the numbers this morning in terms of the CPI and inflation, it would seem that they probably are going to continue over at least the rest of this year in pushing on with that measured pace. We think that we are in pretty good shape for that to happen.  But in the event that it does not happen, we still have the metric of that $12 to $15 million a month repricing out of investments and hopefully into the loan portfolio.

Peyton Green:

In terms of Century, how should we think about you deploying their liquidity? Has that already started to happen, or something that will not really happen until after you get the keys?

Bill Hahl:

It is something that will happen after we get the keys.  We are monitoring very closely, as we go forward, what everyone says the Fed is going to do and what we will do with that liquidity.  We certainly know that from the day we acquire their investment portfolio, which is about $80 million and very, very short, we will get to redo it in terms of either marking it to market, which will push the yields up if we retain it, or if we decide to sell some of that and redeploy it, then we will get the higher yields on that as well. It is all going to be a function of how comfortable we feel with your first question about where the Fed is going.

Peyton Green:

And how has their loan growth been in the first quarter and then how has their deposit growth been?

Dennis Hudson:

In alignment or even a little ahead of their projections, which is wonderful. I would point out that their interest rate profile is very short, generally, and when you look at their loan portfolio most of it is repriceable and of very short duration. They are actually seeing some margin improvement as a result of the environment that we are in, which is a good thing.

Peyton Green:

Great and thank you very much.

Operator:

Once again, if you would like to ask a question please press star then the number one on your touch-tone phone. Peyton Green from FTN Midwest is back on line. Please go ahead.

Peyton Green:

Just a follow-up for Doug.  In terms of the margin on loans, what kind of yield are you getting on new loans that you bring in on the books in terms of the commercial real estate loans that you are doing, and also in terms of any other lines that you think are worth mentioning versus where they were a quarter ago or perhaps a year ago? Do you think that the margin will be more positive over the next couple of quarters is really the question that I am trying to get at?

Doug Gilbert:

Most of our loans that we have been doing as of late have been prime-based and prime plus a margin. I do not remember the number now to total dollar outstandings that we have on that floating rate, but just like in Seacoast Marine we have been able to move the terms from the low 5s to the high 5s and low 6s, so we are seeing margin improvement and are looking for a little more spread as we go forward. Generally speaking, the majority of the loans that we are doing now are floating rate loans.

Dennis Hudson:

And I would say that the yields generally have moved up with the short end of the curve.

Peyton Green:

I was just trying to get a sense of whether there would be any more movement in the second and third quarters of this year because you have moved through floors or if your mix change is sufficient enough that the overall yield starts to go up a little bit more.

Dennis Hudson:

I do not know that the floors were that impactful on us.

Doug Gilbert:

No, they were not.

Dennis Hudson:

I didn’t think so. We did not have a lot of floors and we put them in just as rates started moving back the other way.

Peyton Green:

Okay, good enough. Thank you.

Operator:

Once again, if you would like to ask a question, please press star then the number one on your touch-tone phone. Gentlemen, at this time I am showing that we have no further questions.

Dennis Hudson:

Thank you all very much for attending our call and we look forward to the quarter ahead of us. We will be closing on our acquisition in Orlando, which is very exciting, and look forward to reporting to you in the next quarter continued progress. Thank you.

Operator:

Ladies and gentlemen, this concludes today’s teleconference. Thank you for participating and you may now disconnect.

Page # of 13